Exhibit 99.1

IN THE HIGH COURT
OF THE
REPUBLIC OF THE MARSHALL ISLANDS

FRONTLINE, LTD.,	)	CIVIL ACTION NO. 2017-092
)
plaintiffs,	)
)
v.	)
	)	ORDER
DHT HOLDINGS, INC., et al.,	)
)
defendants.	)
)
)

TO:         James McCaffrey, counsel for plaintiff Frontline
Dennis Reeder, counsel for defendant DHT
Arsima Muller, counsel for BW Group Limited

On April 28, 2017, this matter came before the Court on the plaintiff’s Motion Seeking a Temporary Restraining Order and Preliminary Injunction.  Having considered the plaintiff’s Motion and argument by counsel, the Court denies the plaintiffs request for a temporary restraining order.
The Court agrees with the plaintiff that the standard for granting a preliminary injunction as set forth in Nuka v. Morelik, 3 MILR 39, 41 (2007) and Neidenthal v. CEO, Sct. Civil 2015-001, at 3 (2015), and the Court agrees that the standard for a temporary restraining order is the same as that for a preliminary injunction.  However, the Court does not find that the plaintiff will suffer “irreparable injury” before the defendants can submit written oppositions to its request for injunctive relief and be heard.  The Court can reduce the time for briefing and can schedule a hearing for a preliminary injunction within three weeks.  The plaintiff has not established that it will suffer “irreparable injury,” — that is, injury that cannot be reverse by a court order — within the three-week period.

Accordingly, having consulted with counsel, the Court orders as follows.
1.            On or before 4:30 p.m. on May 5, 2017, the defendants must file with the Court and serve on counsel for the plaintiff their oppositions to the plaintiff’s Motion, not to exceed 25 pages without leave of Court.
2.            On or before 4:30 p.m. on May 10, 2017, the plaintiff must file with the Court and serve on counsel for the defendants the plaintiff’s replies, if any, to the defendants’ oppositions, not to exceed 7 pages without leave of Court.
3.            On or before 4:30 p.m. on May 12, 2017, the defendants must file with the Court and serve on counsel for the plaintiff the defendants’ sur-replies, if any, to the plaintiff’s replies.
4.            With respect to the papers counsel file, they must identify in any attached exhibits, particularly voluminous exhibits, the provisions the counsel wishes to bring to the Court’s attention.
5.            The Court will hear oral argument on the Motion for preliminary injunction at 10:00 a.m. on May 17, 2017. Only counsel that are admitted and present will be heard.

Dated: April 28, 2017.

/s/ Carl B. Ingram
Carl B. Ingram
Chief Justice